UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number 0-54634

___________________

Pembina Pipeline Corporation
(Translation of registrant's name into English)

4000, 585 – 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
(Address of principal executive offices)
___________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐                                                      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

                         .

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No: 333-187938) of Pembina Pipeline Corporation, filed under the Securities Act of 1933, as amended, on April 16, 2013 (the “Registration Statement”).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

ADDITIONAL INFORMATION

On January 6, 2016, Pembina amended and restated its Premium DividendTM and Dividend Reinvestment Plan (prior to such amendment and restatement, the “Original Plan” and as so amended and restated, the “Plan”).  The following is a summary of the material changes that were made to the Original Plan.  The summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the complete Plan that is filed as an exhibit to this Form 6-K.  For purposes of this Form 6-K, references to “Pembina” refer to Pembina Pipeline Corporation.

Except as set forth herein, the description of the Original Plan set forth in the Registration Statement remains unchanged with respect to the Plan, and is not being amended hereby.

Summary

The Plan allows eligible holders of common shares of Pembina who are enrolled in the regular dividend reinvestment component of the Plan to have their common share dividends reinvested in additional common shares of Pembina issued from treasury at a discount to the Average Market Price (as defined in the Plan) and allows eligible common shareholders enrolled in the premium dividend™1 component of the Plan to have these additional common shares exchanged for a premium cash payment.  The amendments allow Pembina's board of directors to set the discount under the regular dividend reinvestment component of the Plan at a rate of up to 5% to the Average Market Price.  Until otherwise announced by Pembina, the board of directors has set the current discount rate at 3% to the Average Market Price.  The amendments also include a reduction of the premium to the regular cash dividend paid to common shareholders who participate in the premium dividend™ component from 102% to 101%.

Enrollment

An eligible shareholder whose common shares are registered in its own name may directly enroll in (i) the dividend reinvestment component of the Plan by using the

  1 TM denotes trademark of Canaccord Genuity Corp.

internet or by delivering to the plan agent a duly completed enrollment form, or (ii) the premium dividend component of the Plan by delivering the plan agent a duly completed enrollment form.

Proration

The section of the Original Plan entitled “Proration in Certain Events” has been deleted from the Plan.

Canadian Federal Income Tax Considerations

The section of the prospectus included in the Registration Statement under the heading “Income Tax Considerations Relating to the Plan – Canadian Federal Income Tax Considerations” is hereby amended and restated to read as follows:

“The following is a summary of the principal Canadian federal income tax considerations generally applicable to eligible shareholders who participate in the Plan. This summary is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be legal or tax advice to any particular eligible shareholder.

This summary is provided by and on behalf of Pembina and not the Plan Agent or the Plan broker.  Eligible shareholders are urged to consult their own tax advisors as to their particular circumstances and tax position.

This summary is based on the provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations"), all specific proposals to amend the Tax Act ("Tax Proposals") and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada), and the administrative and assessing practices of the Canada Revenue Agency (the "CRA"), all as of January 6, 2016.  This summary does not otherwise take into account or anticipate any changes in law or the administrative or assessing practices of the CRA, nor does it take into account any provincial or territorial laws of Canada or the tax laws of any other country, including, without limitation, any changes which may occur after January 6, 2016.

This summary assumes that all common shares of Pembina Pipeline Corporation held by an eligible shareholder who participates in the Plan (a "Participating Shareholder"), including common shares purchased pursuant to the dividend reinvestment component or premium dividend™ component, are held by the Participating Shareholder as capital property for the purposes of the Tax Act.  The common shares will generally constitute capital property to a Participating Shareholder provided that the Participating Shareholder does not hold or use such common shares in the course of carrying on business in which the Participating Shareholder buys or sells securities, and the Participating Shareholder did not acquire such common shares in one or more transactions considered to be an adventure in the nature of trade.  Certain Participating Shareholders who might not otherwise be considered to hold their common shares as capital property may, in certain circumstances, be entitled to have their common shares and any other "Canadian security" (as defined in the Tax Act), treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  A Participating

Shareholder contemplating making such an election should first consult its own tax advisors.

This summary is not applicable to: (i) a Participating Shareholder that is a "financial institution" (as defined in the Tax Act) for the purposes of the "mark-to-market" rules; (ii) a Participating Shareholder an interest in which would be a "tax shelter investment" (as defined in the Tax Act); (iii) a Participating Shareholder that is a "specified financial institution" (as defined in the Tax Act); (iv) a Participating Shareholder that has made a "functional currency" election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; or (v) a Participating Shareholder that has entered or will enter into a "derivative forward agreement" (as defined in the Tax Act) with respect to the common shares.

Canadian Participants

This portion of the summary is applicable to Participating Shareholders who, at all relevant times and for the purposes of the Tax Act, are or are deemed to be residents of Canada (each, a "Canadian Participant").

Dividends

A Canadian Participant's reinvestment of dividends pursuant to the dividend reinvestment component or premium dividend™ component, in such number of newly-issued common shares as is equal to the aggregate amount of the dividend payable on each dividend payment date divided by the applicable “Dividend Reinvestment Purchase Percentage” (as defined in the Plan) of the corresponding “Average Market Price” (as such term is defined in the Plan), in the case of the dividend reinvestment component, or by 97% of the corresponding Average Market Price, in the case of the premium dividend™  component, should not result in the Canadian Participant realizing a taxable benefit under the Tax Act.

The reinvestment of dividends, or the receipt of premium dividends™, under the terms of the Plan does not, however, relieve a Canadian Participant from any liability for income taxes that may otherwise be payable on such dividends.  In this regard, a Canadian Participant who participates in the dividend reinvestment component or premium dividend™ component will be treated, for tax purposes, as having received, on each dividend payment date, a taxable dividend equal to the amount of the dividend payable on such date, which dividend will be subject to the same tax treatment accorded to taxable dividends received by the Canadian Participant from a taxable Canadian corporation.  For example, if the Canadian Participant is an individual, dividends will be subject to the gross-up and dividend tax credit rules contained in the Tax Act and, if appropriate designations are made at or prior to the time a dividend is paid to qualify the dividend as an "eligible dividend", then the fact that the dividend is reinvested pursuant to the Plan will not affect the status of any dividend as an eligible dividend for purposes of the enhanced gross-up and dividend tax credit available to individuals.  Taxable dividends received by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.  If the Canadian Participant is a corporation, then dividends received by the Canadian Participant are generally deductible in computing the Canadian Participant's taxable income.  In certain circumstances, subsection 55(2) of the Tax Act (including as proposed to be amended by Tax Proposals released on July 31, 2015) will treat a taxable dividend received by a Canadian Participant that is a corporation as proceeds of disposition or a capital gain.  Furthermore, if the Canadian Participant is a "private corporation" or "subject corporation" (both defined in the Tax Act), then a refundable tax of 38⅓% under Part IV of the Tax Act will generally apply to the dividend to the extent the dividend is deductible in computing the Canadian Participant's taxable income.

Dispositions

A Canadian Participant will generally recognize a capital gain (or loss) on the sale of any common shares, whether sold pursuant to the premium dividend™ component or otherwise outside the Plan (other than a sale to Pembina that is not a sale in the open market in the manner in which common shares would normally be purchased by any member of the public in the open market), equal to the amount by which the proceeds of disposition is greater (or less) than the Canadian Participant's adjusted cost base of such common shares and any reasonable costs incurred by the Canadian Participant in connection with the sale.

For the purposes of determining the amount of any capital gain (or loss) which may result from the disposition of common shares, the adjusted cost base of the common shares owned by a Canadian Participant at a particular time will be the average cost of all common shares owned by the Canadian Participant at that time, whether purchased through the dividend reinvestment component or the premium dividend™ component or otherwise purchased outside the Plan. Generally, a Canadian Participant's cost of a common share purchased pursuant to the dividend reinvestment component will be equal to the Dividend Reinvestment Purchase Percentage of the Average Market Price of the common share for that dividend payment date, and a Participating Shareholder's cost of a common share purchased pursuant to the premium dividendTM component will be equal to 97% of the Average Market Price of the common share for that dividend payment date.

Generally, one-half of any capital gain realized by a Canadian Participant on a disposition of common shares purchased pursuant to the dividend reinvestment component or premium dividend™ component must be included in the Canadian Participant's income for the year as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss realized by a Canadian Participant on a disposition of common shares in a taxation year will be an allowable capital loss which must be deducted from any taxable capital gains realized by the Canadian Participant in the year of disposition.  Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances prescribed by the Tax Act.

A Canadian Participant that is throughout the relevant taxation year a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act) for the year, which will include an amount in respect of taxable capital gains.  Tax Proposals announced by the Department of Finance on December 7, 2015 would increase the rate of such tax to 10 2/3% for taxation years that end after 2015.  For taxation years that begin before 2016, the rate increase is prorated according to the number of days in the taxation year that are after 2015.

If the Canadian Participant is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of such common shares may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares.  Canadian Participants to whom these rules may be relevant should consult their own tax advisors.

When a Canadian Participant's participation in the Plan is terminated by the Canadian Participant or Pembina or when the Plan is terminated by Pembina, the Canadian Participant will receive a cash payment for the value of any residual fraction of a common share based on the closing price of the common shares on the TSX on the trading day prior to the date of termination.  A deemed dividend may arise if the cash payment for a fractional common share exceeds the paid-up capital in respect of such fractional common share and a capital gain (or loss) may also be realized in certain circumstances.  A deemed dividend is treated in the manner described above in respect of dividends.

Capital gains realized by an individual (including certain trusts) may give rise to alternative minimum tax under the Tax Act.

Where a Canadian Participant has not made the irrevocable election permitted under subsection 39(4) of the Tax Act to treat their common shares and any other "Canadian security" (as defined in the Tax Act) as capital property, the CRA may take the position that any common shares purchased and sold by the Canadian Participant pursuant to the premium dividend™ component are not capital property to the Canadian Participant, such that the tax consequences of the Canadian Participant's sale of common shares pursuant to the premium dividend™ component may differ from the consequences described above.

Non-Resident Participants

This portion of the summary is applicable to Participating Shareholders who, at all relevant times and for the purposes of the Tax Act, are not and are not deemed to be residents of Canada and do not use or hold, and are not deemed to use or hold, the common shares in the course of, or in connection with, a business carried on in Canada (each, a "Non-Resident Participant").  Special rules, which are not discussed in this summary, may apply to a Non-Resident Participant that is an issuer carrying on business in Canada or elsewhere.  Such Non-Resident Participants should consult their own tax advisors.

Dividends

Any dividends paid or credited in respect of a Non-Resident Participant's common shares will be subject to a non-resident withholding tax for Canadian income tax purposes. Under the Tax Act, the rate of non-resident withholding tax on dividends is 25%. However, this rate may be subject to reduction under the provisions of any income tax treaty between Canada and the country in which the Non-Resident Participant is resident. For example, in the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada US Tax Convention (1980) and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15%.

Any dividends reinvested pursuant to the dividend reinvestment component will first be reduced by an amount equal to the Non-Resident Participant's Canadian withholding tax obligation prior to reinvestment.

Dispositions

A Non-Resident Participant will not be subject to Canadian income tax under the Tax Act on any capital gains realized on the disposition of any common shares unless such common shares constitute "taxable Canadian property" (as defined by the Tax Act) to the Non-Resident Participant.  Provided the common shares are listed on a "designated stock exchange" (as defined in the Tax Act and which currently includes the TSX and the NYSE) at the time of disposition, common shares will not be taxable Canadian property to the Non-Resident Participant unless: (i) at any time during the 60-month period immediately preceding the disposition of those common shares were 25% or more of the issued shares of any class of Pembina's capital stock owned by (a) the Non-Resident Participant, (b) or persons with whom the Non-Resident Participant did not deal at arm's length, (c) partnerships in which the Non-Resident Participant or any such non-arm's length person holds a membership interest (either directly or through one or more partnerships), or (d) the Non-Resident Participant together with all such persons in (b) and partnerships in (c); and (ii) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" as defined in the Tax Act, "timber resource properties" as defined in the Tax Act and options in respect of, interests in or civil law rights in such properties.

Notwithstanding the foregoing, common shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.  Where common shares represent taxable Canadian property to a Non-Resident Participant, any capital gains realized on the sale or deemed disposition of the common shares will be subject to taxation in Canada, except as otherwise provided in any tax treaty between Canada and the country in which the Non-Resident Participant is resident.”

Amendment, Suspension or Termination of the Plan

Pembina reserves the right to amend, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of participants.  If the effective date of any suspension or termination would be a date falling within the period from and including the business day immediately preceding the first day of the pricing period to and including the dividend payment date immediately following the last day of the applicable pricing period, then the effective date of such suspension or termination will be deemed to be the business day following the dividend payment date.  Where required, amendments to the Plan will be subject to the prior approval of the

Toronto Stock Exchange or the New York Stock Exchange. Pembina will publicly announce any material amendments to or suspension or termination of the Plan.

This summary is not an offer to sell or a solicitation of an offer to buy securities. A registration statement relating to the Plan has been filed with the U.S. Securities and Exchange Commission and may be obtained under Pembina’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 8, 2016.

PEMBINA PIPELINE CORPORATION

By:	/s/ Scott Burrows
Name:	Scott Burrows
Title:	Vice President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Pembina Pipeline Corporation Amended and Restated Premium DividendTM and Dividend Reinvestment Plan